EXHIBIT 12.1

Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

Our historical ratios of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated are set forth below.

	For the Year Ended March 31,		For the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands)		(in thousands)
Income before income taxes	$35,188	$28,640	$117,785	$87,010	$63,705	$65,942	$33,075
Plus fixed charges:
Interest expense on deposits	748	752	3,005	3,962	5,887	10,478	16,733

Interest expense on borrowings	305	233	989	1,878	3,690	4,057	4,359
Estimated interest component of net rental expense	443	659	2,780	2,839	1,515	1,533	1,500

Fixed charges	1,496	1,644	6,774	8,679	11,092	16,068	22,592
Dividends and accretion on preferred stock	48	18	148	49	—	—	7,611
Ratio of Earnings to Fixed Charges
Including interest on deposits	24.52	18.42	18.39	11.03	6.74	5.10	2.46
Excluding interest on deposits	48.04	33.11	32.25	19.45	13.24	12.80	6.65
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Including interest on deposits	23.79	18.23	18.02	10.97	6.74	5.10	2.10
Excluding interest on deposits	45.21	32.47	31.07	19.26	13.24	12.80	3.46